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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                           ---------------------------


                      KRUPP REALTY LIMITED PARTNERSHIP - V
                            (Name of Subject Company)

                      KRUPP REALTY LIMITED PARTNERSHIP - V
                        (Name of Person Filing Statement)

                            Limited Partnership Units
                         (Title of Class of Securities)

                                   501128 30 0
                      (CUSIP Number of Class of Securities)

                           ---------------------------


                                Douglas S. Krupp
                              The Krupp Corporation
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 523-7722

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    Copy to:

     Scott D. Spelfogel, Esq.                     James M. Dubin, Esq.
         The Berkshire Group            Paul, Weiss, Rifkind, Wharton & Garrison
         One Beacon Street                     1285 Avenue of the Americas
    Boston, Massachusetts 02108              New York, New York  10019-6064
          (617) 574-8385                            (212) 373-3000


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         This statement constitutes Amendment No. 2 to the initial Tender Offer
Statement on Schedule 14D-9, dated December 2, 1999, as amended on December 21, 1999 (as amended, the "Schedule 14D-9"), of Krupp Realty Limited Partnership - V (the "Partnership") relating to the offer of ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"), to purchase units of investor limited partnership interest (the "Units") of the Partnership. The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 14D-9.

Items 1.- 9.

         Except as follows, incorporated by reference from the Partnership's
Schedule 14D-9 and the Cover letters to Unit holders, dated December 2, 1999, and December 21, 1999.

Item 2.  Tender Offer of the Bidder

         This statement relates to a third unsolicited offer by ERP disclosed in Amendment No. 2, dated December 23, 1999 ("Amendment No. 2"), to its Tender Offer Statement on Schedule 14D-1, dated November 23, 1999, as amended on December 15, 1999 (as amended, the "Schedule 14D-1"), to purchase up to 35,190 Units at a price of $1,100 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between December 23, 1999 and January 21, 2000, or such other date to which its offer may be extended, upon the terms and subject to the conditions set forth in ERP's Offer to Purchase, dated November 23, 1999, the amendments to the Offer to Purchase, dated December 15, 1999, and December 23, 1999, respectively, and the related Letters of Transmittal (which collectively constitute the "Third ERP Offer" and are contained within the Schedule 14D-1 and Amendment No. 2 thereto).

         Under the Third ERP Offer, ERP will not purchase Units unless a minimum of 51% of the issued and outstanding Units are tendered to ERP. In addition, ERP will only purchase 99% of the total number of Units tendered by each holder of Units (a "Unitholder") if ERP's purchase of all tendered Units would result in there being less than 350 Unitholders. The Partnership has 35,200 Units issued and outstanding held by approximately 2,100 Unitholders as of December 31, 1998. An affiliate of ERP already owns an interest in ten Units. If ERP were to purchase the 35,190 Units being offered for, it and its affiliates would own 100% of the outstanding Units.


Item 4.  The Solicitation or Recommendation

         The Krupp Corporation, a Massachusetts corporation and the corporate general partner of the Partnership (the "Corporate General Partner"), has been advised by KR5 Acquisition, L.L.C., a newly formed Delaware limited liability company and an affiliate of the Corporate General Partner ("KR5 Acquisition"), that KR5 Acquisition is preparing a revised offer which it expects to deliver to the Corporate General Partner shortly. Accordingly, the Corporate General Partner defers making a determination with respect to the Third ERP Offer. On or before January 6, 2000, the Corporate General Partner will advise Unitholders of its

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position with respect to the Third ERP Offer and the KR5 Acquisition offer.
Prior to such time, the Corporate General Partner requests that Unitholders defer making a determination whether to accept or reject the Third ERP Offer.


Item 8.  Additional Information to be Furnished

         This document does not constitute a solicitation of proxies or consents from holders of Units. Any such solicitation that may be made by the Partnership will be made only pursuant to separate materials complying with the requirements of Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.



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Item 9.  Material to be Filed as Exhibits


1.       Cover letter to Unit holders from the
         Partnership dated December 2, 1999.*

2.       The Amended Agreement, dated as of July 27,
         1983, by and among The Krupp Company Limited
         Partnership II and The Krupp Corporation, as general partners, The Krupp Company Limited
         Partnership II, as the Original Limited
         Partner, and those persons who have been admitted to the Partnership as Investor
         Limited Partners pursuant to the terms of the such Agreement Form of Property Management
         Agreement between the Partnership and
         Berkshire Property Management Company.*

3. Park Place Property Management Agreement, dated as of January 1, 1994, between the Partnership and Berkshire Realty Enterprises
         Limited Partnership.*

4.       Amendment to Park Place Property Management
         Agreement between the Partnership and
         Berkshire Realty Enterprises Limited
         Partnership, dated as of January 1, 1996.*

5.       Century II Apartments Property Management
         Agreement, dated as of January 1, 1996,
         between the Partnership and Berkshire Realty
         Enterprises Limited Partnership.*

6.       Cover letter to Unit holders from the
         Partnership dated December 21, 1999.*

7.       Cover letter to Unit holders from the
         Partnership dated December 30, 1999.

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* Previously filed.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1999


                                        KRUPP REALTY LIMITED PARTNERSHIP - V

                                        By:  The Krupp Corporation, a
                                             general partner


                                        By:  /s/ Douglas S. Krupp
                                             -------------------------------
                                             Name:   Douglas S. Krupp
                                             Title:  President and Co-Chairman
                                                     of the Board


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                                  EXHIBIT INDEX

Exhibit                  Description                                       Page
-------                  -----------                                       ----

1.                       Cover letter to Unit holders from the
                         Partnership dated December 2, 1999.*

2. The Amended Agreement, dated as of July 27, 1983, by and among The Krupp Company Limited Partnership II and The Krupp Corporation, as general partners, The Krupp Company Limited Partnership II, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the such Agreement Form of Property Management Agreement between the Partnership and Berkshire Property Management Company.*

3.                       Park Place Property Management
                         Agreement, dated as of January 1, 1994,
                         between the Partnership and Berkshire
                         Realty Enterprises Limited Partnership.*

4. Amendment to Park Place Property Management Agreement between the Partnership and Berkshire Realty Enterprises Limited Partnership, dated as of January 1, 1996.*

5.                       Century II Apartments Property
                         Management Agreement, dated as of
                         January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited
                         Partnership.*

6.                       Cover letter to Unit holders from the
                         Partnership dated December 21, 1999.*

7.                       Cover letter to Unit holders from the
                         Partnership dated December 30, 1999.


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* Previously filed.

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